

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Via E-Mail
Lisa Harper
Chief Executive Officer
Hot Topic, Inc.
18305 E. San Jose Avenue
City of Industry, CA 91748

      Re: **Hot Topic, Inc.**
               Form 10-K for Fiscal Year Ended January 28, 2012
               Filed March 21, 2012
               Response dated February 7, 2013
               File No. 000-28784

Dear Ms. Harper:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

1. We note your response to our prior comment 3. Please explicitly clarify for us the quantitative impact of ShockHound's operations on net loss per share, for each period presented, in your analysis performed to arrive at the conclusion that the ShockHound results were not required to be reported as discontinued operations.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business Activities, page F-6

2. We note your response to our prior comment 4. We note you have analyzed the aggregation of your operating segments through "merchandise margins" rather than gross margins as referenced in ASC 280. Please tell us how management utilizes the measure "merchandise margins" and why you have chosen not to use gross margins in your aggregation analysis.

3. We note you have provided the form of your most recent Chief Operating Decision Maker (CODM) package. Your response did not address our comment, thus the comment will be reissued. Please provide a complete copy of your most recent reporting package provided to your CODM.

Valuation of Long-Lived Assets, page F-8

4. We note your response to our prior comment 5. In future filings, please confirm you will include a discussion addressing each of points raised in our prior comment within your results of operations discussion for all at risk asset groups. The purpose of such disclosure is to provide investors with an understanding of assets at risk of impairment and potential impact to you. Please provide us with draft disclosure of your planned revisions.

Form 10-Q for the Fiscal Quarter Ended April 28, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparable Sales and Store Count, page 22

5. We reviewed your response to our prior comment 6. Your proposed disclosure does not provide an investor with a sufficient understanding of the impact of e-commerce sales on your same store sales metric data. As such, please confirm in future filings that you will provide same store sales metric data excluding ecommerce sales to supplement your current presentation (i.e. same store sales percentage excluding e-commerce sales). Please provide us with draft disclosure of your planned revisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at 202-551-3727 or Brian Bhandari at 202-551-3390 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining